Exhibit 99.1

Granite REIT Completes C$400 Million Green Bond Offering

TORONTO--(BUSINESS WIRE)--October 12, 2023--Granite Real Estate Investment Trust (“Granite” or the “REIT”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its wholly owned subsidiary Granite REIT Holdings Limited Partnership (“Granite LP”) has completed its previously announced offering (the “Offering”) of C$400 million aggregate principal amount of 6.074% Series 7 senior unsecured debentures due April 12, 2029 (the “Debentures”). The Debentures are guaranteed by Granite and Granite REIT Inc. The Debentures are Granite’s third green bond issuance pursuant to its Green Bond Framework.

The Debentures were offered in Canada on an agency basis by a syndicate of agents co-led by Scotia Capital Inc. and TD Securities Inc. DBRS Morningstar and Moody’s Investor Service, Inc. have provided Granite with credit ratings of “BBB (high)” with a stable trend, and “Baa2”, respectively, relating to the Debentures. The Debentures were sold pursuant to a prospectus supplement dated October 10, 2023 under Granite’s base shelf prospectus dated October 1, 2021, and filed with applicable Canadian securities regulatory authorities.

The Debentures were issued as Green Bonds under Granite’s Green Bond Framework (the “Framework”) which is available on Granite’s website at https://granitereit.com/sustainability. Granite LP intends to finance or refinance, in whole or in part, expenditures associated with Eligible Green Projects as described in the Framework. Initially and prior to the full allocation, the net proceeds from the Offering will be used to refinance existing debt, including its Series 3 senior unsecured debentures due November 30, 2023 on maturity, and for general corporate purposes. The failure to allocate funds to Eligible Green Projects will not constitute a default under the terms of the Debentures.

Through a cross currency interest rate swap, Granite LP has exchanged the Canadian dollar denominated principal and interest payments for Euro denominated principal and interest payments, resulting in an effective fixed interest rate of 4.9285% for the five and a half-year term of the Debentures.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 62.9 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval + (SEDAR+) which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, and securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the use of the net proceeds of the Offering and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of the use of the net proceeds of the Offering, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which future events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 8, 2023 (the “Annual Information Form”) and management’s discussion and analysis of results of operations and financial position for the three and six month periods ended June 30, 2023 (“Q2 MD&A”). The “Risk Factors” section of the Annual Information Form and the “Risks and Uncertainties” section of the Q2 MD&A also contain information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Contacts

Teresa Neto, Chief Financial Officer, at 647-925-7560
or
Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504